UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,608,488 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,608,488 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,488 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14		TYPE OF REPORTING PERSON OO

(1)Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2) Based on 46,550,384 shares of Common Stock of the Issuer outstanding as of May 22, 2020, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2020.

CUSIP No. 404139107	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,608,488 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,608,488 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,488 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

(2)Based on 46,550,384 shares of Common Stock of the Issuer outstanding as of May 22, 2020, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2020.

CUSIP No. 404139107	13D	Page 4 of 12 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investment Agreement

On September 9, 2020, Lancer entered into an Investment Agreement with the Issuer in connection with a rights offering by the Issuer (the “Rights Offering”).  Subject to the terms and conditions of the Investment Agreement, Lancer has agreed to purchase up to $35 million aggregate amount (the “Equity Commitment Amount”) of the Issuer’s newly issued Non-Voting Participating Convertible Preferred Stock, liquidation preference $0.01 per share (the “Preferred Stock”), for an issue price of $1,000 per share. Prior to the consummation of the Rights Offering, the Company may request the funding of up to $10 million of the Equity Commitment Amount in minimum installments of at least $1.0 million per funding request without the consent of Lancer, provided that the Issuer may request funding in excess of $10 million up to the full amount of the Equity Commitment Amount with the prior written consent of Lancer (such funding, collectively, the “Initial Funding Amount”).

In connection with the Rights Offering, the Investment Agreement provides that, to the extent that Lancer is precluded by applicable rules and regulations (including those of the New York Stock Exchange (“NYSE”) and Texas Department of Insurance (“TDI”) and any other applicable regulators) from purchasing voting common stock by exercising rights received in the Rights Offering, Lancer will purchase additional Preferred Stock (in excess of any Initial Funding Amount) equivalent to its allocable right to participate in the Rights Offering (i.e., its basic subscription right in the Rights Offering with respect to its common equity ownership percentage on an as-exercised basis on the Rights Offering record date without giving effect to any issuance of shares of Preferred Stock, plus any exercise of the oversubscription privilege) in an aggregate amount not to exceed the Equity Commitment Amount (the “Allocable Participation Right”). The Investment Agreement also restricts Lancer from purchasing or otherwise acquiring any other subscription rights issued by the Issuer in the Rights Offering.

The Investment Agreement includes customary standstill provisions that restrict the ability of Lancer and its affiliates and associates (collectively, the “Lancer Entities”) from, among other things, acquiring (i) equity securities of the Issuer that would result in the Lancer Entities having beneficial ownership of more than 33% of the Issuer’s then-outstanding common stock, (ii) equity securities of the Issuer subsidiaries or (iii) any debt securities or indebtedness of the Issuer or its subsidiaries, until the first anniversary of the execution of the Investment Agreement (the “Standstill Period”).  Any acquiror of a block of greater than 9.9% of the Issuer’s

CUSIP No. 404139107	13D	Page 5 of 12 Pages

common stock beneficially owned by the Lancer Entities (and any subsequent acquiror of such a block) will be required during the Standstill Period to be bound by the same standstill provisions.

Registration Rights Agreement

On September 9, 2020, Lancer entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”).  Subject to the terms and conditions of the Registration Rights Agreement, Lancer will have certain customary shelf demand and piggyback registration rights with respect to the common stock issuable upon conversion of the Preferred Stock (the “registrable common stock”).

Pursuant to the terms of the Registration Rights Agreement, the Issuer will be required to file, either a prospectus supplement to an existing registration statement on Form S-3 or a new registration statement on Form S-3 (or such other form under the Securities Act then available to the Company), and to use commercially reasonable efforts to cause any such new registration statement be declared effective by the SEC, in either case, providing for the resale from time to time by Lancer of the registrable common stock.  Lancer will also be permitted to request one or more underwritten shelf takedowns from such resale registration statement, provided that each underwritten shelf takedown must be for a minimum number of shares of registrable common stock, together with any shares of common stock to be sold for the account of the Company and any other participating stockholders, that equals at least 15% of the Issuer’s then total outstanding market capitalization for its common stock. Lancer will also be entitled to request to participate in, or “piggyback” on, registrations of the Issuer’s common stock for sale by the Issuer or any other person at any time.

The registration rights described above will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement, a 120-day cooling off period following the filing of any registration statement or pricing of any underwritten offering, and the Issuer’s right to delay, suspend or withdraw a registration statement under specified circumstances. For example, the Issuer may delay the filing or effectiveness of any registration statement or use of any prospectus related thereto for a reasonable period of time not to exceed 60 days in succession or 180 days in the aggregate in any 12-month period if the Board of Directors of the Issuer determines in good faith and in its reasonable judgment that it is required to disclose in the registration statement a financing, acquisition, corporate reorganization or other similar transaction or other material event or circumstance affecting the Issuer or its securities.

The Issuer will bear the expenses incurred in connection with registrations under the Registration Rights Agreement (including the fees of its legal counsel and auditors), other than any underwriting fees and commissions attributable to any registrable common stock sold by Lancer and all fees and disbursements of Lancer’s counsel.  The Issuer will also agree to indemnify Lancer against certain customary liabilities, including liabilities under the Securities Act.

The foregoing descriptions of the terms of the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety

CUSIP No. 404139107	13D	Page 6 of 12 Pages

by reference to the Investment Agreement and the Registration Rights Agreement, copies of which are attached to this Amendment as Exhibit 1 and 2, respectively, and are incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

Exhibit Number	Description
1

Investment Agreement between Lancer Capital LLC and H2 Holdings, Inc., dated September 9, 2020 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

2

Registration Rights Agreement between Lancer Capital LLC and HC2 Holdings, Inc., dated September 9, 2020 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 9, 2020, included as an exhibit thereto).

3	Joint Filing Agreement by and between Lancer Capital LLC and Avram Glazer, dated September 10, 2020.

CUSIP No. 404139107	13D	Page 7 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 10, 2020

Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Sole Member

EXHIBIT 3

CUSIP No. 404139107	13D	Page 8 of 12 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D/A with respect to the common stock of HC2 Holdings, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D/A.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of September 10, 2020.

Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Sole Member